Exhibit 99.1

Press Release, 8 May 2013

Interxion Reports First Quarter 2013 Results

AMSTERDAM 8 May 2013 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud neutral colocation data centre services, today announced its results for the three months ended 31 March 2013.

Financial Highlights

•	Revenue increased by 13% to €74.4 million (Q1 2012: €65.8 million)

•	Adjusted EBITDA increased by 16% to €31.7 million (Q1 2012: €27.3 million)

•	Adjusted EBITDA margin increased to 42.6% (Q1 2012: 41.5%)

•	Net profit was €7.0 million (Q1 2012: €8.7 million)

•	Capital expenditure, including intangible assets, was €32.8 million

Operating Highlights

•	Expansion projects in Frankfurt, London, Madrid, and Paris completed

•	Equipped Space increased by 4,100 square metres in Q1 2013 to 78,100 square metres

•	Revenue Generating Space increased by 800 square metres in Q1 2013 to 57,000 square metres

•	Utilisation Rate at the end of the quarter was 73%

“Interxion delivered another quarter of solid financial and operating results in an unfavourable macroeconomic environment,” said Interxion Chief Executive Officer, David Ruberg. “We believe that our focus on implementing our market strategy of building communities of interest in our data centres, combined with our commitment to providing high quality sales, marketing, and customer support, continues to foster sustainable and profitable growth.”

Press Release, 8 May 2013

Quarterly Review

Revenue in the first quarter of 2013 was €74.4 million, a 13% increase over the first quarter of 2012 and 2% up on the fourth quarter of 2012. Recurring revenue, which was 95% of total revenue, was €71.0 million, a 14% increase over the first quarter of 2012 and 3% up on the fourth quarter of 2012.

Cost of sales in the first quarter of 2013 was €29.6 million, a 12% increase over the first quarter of 2012 and 2% up on the fourth quarter of 2012.

Gross profit was €44.8 million in the first quarter 2013, a 14% increase over the first quarter of 2012 and 2% up on the fourth quarter of 2012. Gross profit margin in the first quarter of 2013 was 60.2%, compared with 59.7% in the same quarter of 2012 and 60.3% in the fourth quarter of 2012.

Sales and marketing costs in the first quarter 2013 were €5.5 million, a 13% increase over the first quarter of 2012 and in line with the fourth quarter of 2012.

General and administrative costs1 in the first quarter 2013 were €7.6 million, an increase of 7% compared with the first quarter of 2012 and 5% up on the fourth quarter of 2012. Depreciation and amortisation in the first quarter 2013 was €14.0 million, a 45% increase over the first quarter of 2012 and 7% up on the fourth quarter of 2012.

Net financing costs in the first quarter of 2013 were €6.5 million, an increase of 45% compared with the first quarter of 2012, and was primarily the result of a reduction in capitalised interest in the quarter.

[1]	excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments

Press Release, 8 May 2013

Net profit was €7.0 million in the first quarter 2013, a decrease of 20% compared with the first quarter of 2012, while earnings per share were €0.10 on a weighted average of 69.1 million diluted shares, compared with €0.13 on a weighted average of 67.4 million diluted shares in the first quarter of 2012.

Adjusted EBITDA in the first quarter of 2013 was €31.7 million, up 16% year-on-year. Adjusted EBITDA margin increased to 42.6%, compared with 41.5% in the first quarter of 2012.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €23.6 million in the first quarter 2013 compared to €25.4 million in the first quarter 2012. Capital expenditure, including intangible assets, was €32.8 million in the first quarter of 2013, compared to €61.1 million in the first quarter 2012.

Cash and cash equivalents were €60.5 million at 31 March 2013, down from €68.7 million at year-end 2012. Total borrowings were €298.0 million at the end of the first quarter 2013 compared with €288.1 million at the end of 2012. During the quarter, the company entered into a €10 million mortgage in connection with two of its data centres in Paris. The company’s €60.0 million revolving credit facility remains undrawn.

Equipped Space at the end of the first quarter 2013 was 78,100 square metres, compared with 64,800 square metres at the end of the first quarter of 2012 and 74,000 square metres at the end of the fourth quarter of 2012. Revenue Generating Space at the end of the first quarter 2013 was 57,000 square metres, compared with 47,500 square metres at the end of the first quarter of 2012 and 56,200 square metres at the end of the fourth quarter of 2012. Utilisation rate, the ratio of Revenue Generating Space to Equipped Space, was 73% at the end of the quarter, the same as the first quarter of 2012 and compared with 76% at the end of the fourth quarter of 2012.

Press Release, 8 May 2013

Business Outlook

Interxion today reaffirmed its guidance for 2013:

Revenue	€307 million - €322 million
Adjusted EBITDA	€130 million - €140 million
Capital expenditure (including intangibles)	€130 million - €150 million

Conference Call to Discuss Results

The company will host a conference call today at 8:30am ET (1:30pm BST, 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 32692134. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 14 May 2013. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 32692134.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions,

Press Release, 8 May 2013

significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub- leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA.

Press Release, 8 May 2013

The company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 33 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 450 fixed and mobile carriers and ISPs and 18 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 8 May 2013

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2013	Mar-31 2012
Revenue	74,379	65,812
Cost of sales	(29,615)	(26,499)

Gross profit	44,764	39,313
Other income	123	118
Sales and marketing costs	(5,495)	(4,850)
General and administrative costs	(22,616)	(17,521)

Operating profit	16,776	17,060
Net finance expense	(6,451)	(4,435)

Profit before taxation	10,325	12,625
Income tax expense	(3,355)	(3,929)

Net profit	6,970	8,696

Basic earnings per share: (€)	0.10	0.13
Diluted earnings per share: (€)	0.10	0.13

Number of shares outstanding at the end of the period (shares in thousands)	68,411	66,902
Weighted average number of shares for Basic EPS (shares in thousands)	68,225	66,335
Weighted average number of shares for Diluted EPS (shares in thousands)	69,109	67,439

Capacity metrics
Equipped space (in square meters)	78,100	64,800
Revenue generating space (in square meters)	57,000	47,500
Utilisation rate	73%	73%

Press Release, 8 May 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2013	Mar-31 2012
Consolidated
Recurring revenue	70,956	62,279
Non-recurring revenue	3,423	3,533

Revenue	74,379	65,812

Adjusted EBITDA	31,673	27,336

Gross margin	60.2%	59.7%
Adjusted EBITDA margin	42.6%	41.5%

Total assets	822,527	754,854
Total liabilities	439,639	411,854
Capital expenditure, including intangible assets (i)	(32,789)	(61,100)

France, Germany, the Netherlands, and the UK
Recurring revenue	44,448	38,013
Non-recurring revenue	2,138	2,292

Revenue	46,586	40,305

Adjusted EBITDA	25,167	21,577

Gross margin	63.2%	62.6%
Adjusted EBITDA margin	54.0%	53.5%

Total assets	550,804	461,638
Total liabilities	127,036	98,395
Capital expenditure, including intangible assets (i)	(20,693)	(52,493)

Rest of Europe
Recurring revenue	26,508	24,266
Non-recurring revenue	1,285	1,241

Revenue	27,793	25,507

Adjusted EBITDA	14,464	13,408

Gross margin	61.3%	61.4%
Adjusted EBITDA margin	52.0%	52.6%

Total assets	202,046	188,967
Total liabilities	41,166	42,723
Capital expenditure, including intangible assets (i)	(11,249)	(7,923)

Corporate and other

Adjusted EBITDA	(7,958)	(7,649)

Total assets	69,677	104,249
Total liabilities	271,437	270,736
Capital expenditure, including intangible assets (i)	(847)	(684)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 8 May 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2013	Mar-31 2012
Reconciliation to Adjusted EBITDA
Consolidated
Net profit	6,970	8,696
Income tax expense	3,355	3,929

Profit before taxation	10,325	12,625
Net finance expense	6,451	4,435

Operating profit	16,776	17,060
Depreciation, amortization and impairments	14,011	9,655

EBITDA	30,787	26,715
Share-based payments	1,009	739
Income from sub-leases on unused data center sites	(123)	(118)

Adjusted EBITDA	31,673	27,336

France, Germany, the Netherlands, and the UK
Operating profit	15,912	16,209
Depreciation, amortization and impairments	9,123	5,325

EBITDA	25,035	21,534
Share-based payments	255	161
Income from sub-leases on unused data center sites	(123)	(118)

Adjusted EBITDA	25,167	21,577

Rest of Europe
Operating profit	10,175	9,695
Depreciation, amortization and impairments	4,183	3,606

EBITDA	14,358	13,301
Share-based payments	106	107

Adjusted EBITDA	14,464	13,408

Corporate and Other
Operating profit/(loss)	(9,311)	(8,844)
Depreciation, amortization and impairments	705	724

EBITDA	(8,606)	(8,120)
Share-based payments	648	471

Adjusted EBITDA	(7,958)	(7,649)

Press Release, 8 May 2013

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	31-Mar 2013	31-Dec 2012
Non-current assets
Property, plant and equipment	622,198	620,931
Intangible assets	18,520	18,638
Deferred tax assets	29,928	30,376
Financial assets	774	774
Other non-current assets	4,827	4,959

	676,247	675,678

Current assets
Trade and other current assets	85,754	74,854
Cash and cash equivalents	60,526	68,692

	146,280	143,546

Total assets	822,527	819,224

Shareholders’ equity
Share capital	6,841	6,818
Share premium	479,694	477,326
Foreign currency translation reserve	7,356	9,403
Accumulated deficit	(111,003)	(117,973)

	382,888	375,574

Non-current liabilities
Trade payables and other liabilities	11,456	11,194
Deferred tax liabilities	2,620	2,414
Provision for onerous lease contracts	7,191	7,848
Borrowings	296,621	288,085

	317,888	309,541

Current liabilities
Trade payables and other liabilities	112,562	127,778
Income tax liabilities	3,902	2,301
Provision for onerous lease contracts	3,901	3,978
Borrowings	1,386	52

	121,751	134,109

Total liabilities	439,639	443,650

Total liabilities and shareholders’ equity	822,527	819,224

Press Release, 8 May 2013

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	31-Mar 2013	31-Dec 2012
Borrowings net of cash and cash equivalents

Cash and cash equivalents (iii)	60,526	68,692

9.50% Senior Secured Notes due 2017 (iv)	256,463	256,268
Mortgages	19,531	9,903
Financial leases	20,408	20,361
Other borrowings	1,605	1,605

Borrowings excluding Revolving Credit Facility deferred financing costs	298,007	288,137

Revolving credit facility deferred financing costs (v)	(1,268)	(1,371)

Total borrowings	296,739	286,766

Borrowings net of cash and cash equivalents	236,213	218,074

(iii)	Cash and cash equivalents include €4.8 million as of March 31, 2013 and €5.0 million as of December 31, 2012, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.50% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	Deferred financing costs of €1.3 million incurred in connection with the €60 million revolving credit facility, which is currently undrawn.

Press Release, 8 May 2013

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended
	31-Mar 2013	31-Mar 2012
Profit for the period	6,970	8,696
Depreciation, amortization and impairments	14,011	9,655
Unwinding provision for onerous lease contracts	(826)	(785)
Share-based payments	1,009	739
Net finance expense	6,451	4,435
Income tax expense	3,355	3,929

	30,970	26,669
Movements in trade and other current assets	(6,787)	(6,927)
Movements in trade and other liabilities	(588)	5,677

Cash generated from operations	23,595	25,419
Interest paid (vi)	(10,031)	(9,974)
Interest received	285	148
Income tax paid	(436)	(711)

Net cash flows from operating activities	13,413	14,882

Cash flows from investing activities
Purchase of property, plant and equipment	(30,920)	(59,695)
Purchase of intangible assets	(1,869)	(1,405)
Acquisition financial asset	—	(774)

Net cash flows from investing activities	(32,789)	(61,874)

Cash flows from financing activities
Proceeds from exercised options	1,611	2,550
Proceeds from mortgage	9,621	—
Other borrowings	(13)	(57)

Net cash flows from financing activities	11,219	2,493
Effect of exchange rate changes on cash	(9)	10

Net movement in cash and cash equivalents	(8,166)	(44,489)
Cash and cash equivalents, beginning of period	68,692	142,669

Cash and cash equivalents, end of period	60,526	98,180

(vi)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 8 May 2013

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 8 May 2013

Market	Project	Capital Expenditure (a, b) (€ million)	Equipped Space (a) (Sqm)	Target Opening
Paris	PAR 7: Phase 1 New Build	€70	4,700	2Q 2012 (opened) (c)

London	LON 2: New Build	€38	1,500	3Q 2012 (opened) (d)

Madrid	MAD 2: Phase 1 New Build	€10	800	4Q 2012 (opened) (e)

Frankfurt	FRA 6: Phase 3 Expansion	€5	600	1Q 2013 (opened)

Stockholm	STO 2: Phase 1 New Build	€11	500	2Q 2013

Copenhagen	CPH 1: Expansion	€2	300	2Q 2013

(a)	Capital expenditure and Equipped Space are approximate and may change.
(b)	Capital expenditure reflects the total cost for the listed project at full power and capacity and may not be all invested in the current year.
(c)	Opened 500 sqm in 2Q 2012 and 1500 sqm in 3Q 2012; remaining 2700 sqm opened in 1Q 2013.
(d)	Opened 1100 sqm in 3Q 2012; remaining 400 sqm opened in 1Q 2013.
(e)	Opened 200 sqm in 4Q 2012; remaining 600 sqm opened in 1Q 2013.